ABALONE, INC.

230 PARK AVENUE – SUITE 648

NEW YORK, NY 10169

TEL: (212) 286-1100

EMAIL: AMFSG@AOL.COM

FAX: (212) 286-9828

July 12, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  Registration Statement on Form SB-2 (File No. 33-132241)

of Abalone, Inc.

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act ”), the undersigned registrant (the “Registrant”) hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, File No. 33-132241 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 7, 2006. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Mr. Emanuel Baetich, legal counsel to the Registrant, at 212-286-1100. Please provide a copy of the Order consenting to this withdrawal to Mr. Emanuel Baetich by facsimile at (212) 286-9828. Thank you for your assistance.

ABALONE, INC..

By:    /s/ Harry Abrams

Name: Harry Abrams

Title:   President, Treasurer